UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-37759

CUSIP NUMBER: 69012T305

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K
(Check one):	☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Outlook Therapeutics, Inc.

Full Name of Registrant

111 S. Wood Avenue, Unit #100

Address of Principal Executive Office (Street and Number)

Iselin, New Jersey 08830

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Outlook Therapeutics, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense. As a result of the Company’s size and recent turnover in its finance department, as well as the devotion of significant time and resources by the Company’s finance personnel in connection with the Company’s public offering that closed on August 14, 2026, the Company has had limited available internal accounting and finance personnel to assist with review and preparation of its financial statements to ensure adequate disclosure of the financial information required to be included in the Form 10-Q. The Company expects to file the Form 10-Q on or prior to the 5th calendar day following the prescribed due date of the Quarterly Report, as required by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Lawrence A. Kenyon	(609)	619-3990
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☒	No	☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes	☐	No	☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Outlook Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2026	By:	/s/ Lawrence A. Kenyon
Lawrence A. Kenyon, Chief Financial Officer